Exhibit 99.3

Sagtec Delivers 226% Surge in Net Profit as
Revenue Nearly Doubles in 2025 Interim Results

KUALA LUMPUR, MALAYSIA, November 25, 2025 (GlobeNewswire) – Sagtec Global Limited (NASDAQ: SAGT) (“Sagtec” or the “Company”), a leading total technology solutions provider specializing in AI technology, cloud-based ordering systems, and customizable software solutions, today announced its audited financial results for the nine months ended September 30, 2025 (the “Interim Results” or the “Financial Results”).

●	Revenue surged 97% year-over-year (YoY) to US$15.1 million for nine months period ended September 30, 2025, driven by strong growth across both services and tangible products.

●	Net profit rose 226% YoY to US$2.6 million, driven by higher operating income, improved gross margins, and increased other income.

●	Gross profit increased 121% to US$3.6 million, reflecting robust demand and operating leverage.

●	Cash position strengthened significantly to US$313 thousand, compared to a deficit of US$353 thousand at the beginning of the period, reflecting a total improvement of US$666 thousand, representing a 189% improvement relative to the starting deficit.

“Our record-breaking results demonstrate the strength of Sagtec’s business model and the scalability of our revenue streams. Demand for our software and smart hardware solutions continues to grow, supported by an expanding customer base and increasing recurring contributions. The strategic initiatives we’ve executed are delivering measurable returns and reinforcing our position in Malaysia’s digital transformation landscape. As we move forward, we remain focused on disciplined expansion, sustainable profitability, and creating long-term value for our shareholders across Southeast Asia,” said Kevin Ng, Chairman, Executive Director and Chief Executive Officer of Sagtec.

FINANCIAL RESULTS

Sagtec’s revenue for the nine months ended September 30, 2025, increased to US$15.1 million, up 97% from US$7.6 million in the same period last year. Growth was broad-based across all core business segments, supported by accelerating adoption of subscription-based software, customized development services, and technology-enabled hardware solutions within the food and beverages (F&B) and related sectors.

●	Sagtec’s revenue from services surged by 79% to US$9.5 million for the nine months period ended September 30, 2025, compared to US$5.3 million for the same period in 2024. The growth was driven by strong renewal momentum, new customer acquisitions following the IPO, and enhanced customer experience initiatives. The implementation of AI-driven features within our subscription platform has further strengthened renewal rates by providing personalized user experiences, predictive analytics, and automated support tools, resulting in stronger end-customer engagement and satisfaction. Our bundled service offerings and strengthened client engagement programs have reinforced recurring revenue stability. Improved post-IPO market visibility, combined with our technical expertise and flexible engagement models, positioned us as a preferred partner regionally. Our ability to integrate automation and AI-assisted campaign tools has attracted both local and international clients seeking measurable marketing impact.

●	The Company’s revenue generated from tangible products grew by 135%, reaching US$5.6 million for the nine months ended September 30, 2025, compared to US$2.4 million in the same period last year. Growth was driven by digitalization trends in the F&B sector as operators adopted automation to manage costs and improve service efficiency. Our kiosks, powered by the Speed+ interface, achieved strong market traction due to their ease of use, improved throughput, and reduced labor dependency. Besides, the improvement was supported by network expansion into high-traffic areas and growing consumer adoption of portable charging solutions. Strategic partnerships and heightened post-IPO brand visibility further reinforced this vertical’s contribution.

●	Revenue from the newly introduced F&B service robotic machine kiosk rental business contributed US$89 thousand in 2025. This initiative aligns with the Group’s diversification strategy and taps into a rising automation trend in beverage retail. Supported by in-house Speed+ expertise and software customization capabilities, this new vertical demonstrates strong potential despite longer payback periods.

	For the Nine Months Ended September 30
	2025	2024	Change
	USD	USD	%
Revenue from services	9,497,085	5,320,073	79%
Revenue from tangible products	5,561,124	2,367,114	135%
Revenue from rental	89,367	-	100%
Total Revenue	15,147,576	7,687,187	97%

EBITDA grew 139% year-over-year, from US$1.5 million for the nine months ended September 30, 2024 to US$3.6 million in the same period of 2025, reflecting strong revenue expansion, increased other income, and sustained operational efficiency.

Net income rose 226% year-over-year, increasing from US$799 thousand in the nine months ended September 30, 2024, to US$2.6 million in the same period of 2025. The surge driven by sustained growth across all revenue streams, improved gross margins, and stable operating costs. This strong profitability underscores the Company’s ability to scale effectively in the post-IPO environment while maintaining financial resilience.

Cost of sales was US$11.5 million for the nine months ended September 30, 2025, representing a 91% increase from US$6 million for the same period in 2024. This increase reflects the scaling up of operations following the IPO, supported by stronger sales momentum and expansion of technical infrastructure.

●	Cost of sales from services increased by 71% to US$7.7 million, compared to US$4.5 million in the prior-year period. This increase primarily due to increased service volumes and investments in technical resources. The Group expanded its server capacity, network infrastructure, and maintenance services to support higher data traffic and ensure consistent system uptime. Additional costs were also incurred for technical support staff and source code development and maintenance which are crucial to maintaining service reliability amid growing demand.

●	Expenses for tangible products increased 151% to US$3.7 million, up from US$1.5 million for the same period in 2024. The increase primarily due to higher sales volume and material cost increase in supplier pricing during the period. The Group does not perform manufacturing for these tangible products, as the food self ordering kiosks and power bank charging stations are purchased import directly from sole manufacturer and sold to customers. The overall increase in cost therefore correlates closely with the rise in units sold and adjustments in supplier costs. Despite this, the Company continues to maintain efficient procurement practices and strategic supplier relationships to support pricing stability and ensure consistent product quality.

●	Cost of sales from rentals increased 77% to US$104 thousand, up from US$57 thousand, This increases mainly due to depreciation of newly deployed assets under the F&B service robotic machine kiosk rental model. In addition, the cost of sales continued to include the fixed depreciation charges for power bank charging stations that were previously used for rental purposes in the prior period. These costs remained largely fixed in nature, comprising asset depreciation, maintenance expenses, and limited operational manpower. As the rental business is still in its early stage, scalability and cost optimization are expected to improve as the segment matures and asset utilization rates increase.

	2025	2024	Change
	USD	USD	%
Cost of Sales - Services	7,709,207	4,511,337	71%
Cost of Sales – Tangible Products	3,692,425	1,469,142	151%
Cost of Sales - Rental	104,257	58,695	77%
Total	11,505,889	6,039,174	91%

Operating income rose significantly to US$2.8 million for the nine months period ended September 30, 2025, representing a 135% increase from US$1.2 million in the same period of 2024. This substantial growth underscoring the Group’s strengthened operational efficiency and disciplined cost management following the IPO. The improvement reflects the Group’s ability to scale its business profitably, maintaining cost discipline while supporting higher revenue and activity levels. This strong performance was driven by the combination of higher gross margins, optimized operating structures, and strategic resource utilization across both service and product segments. The Group’s ongoing digitalization initiatives including process automation, enhanced financial management systems, and streamlined administrative workflows that contribute to improved productivity and reduced overhead pressure.

Director compensation expenses increased by 45% from US$128 thousand in the nine months period ended September 30, 2024 to US$185 thousand in the same period of 2025. The increase reflects the adoption of a performance-based remuneration framework aligned with the Group’s post-IPO growth objectives. The increase also includes the introduction of remuneration for an Independent Director appointed after the IPO, in line with enhanced corporate governance requirements. This approach rewards leadership for strategic execution, financial performance, and strengthened governance oversight.

As a result of these factors, net profit surged 226% year-over-year to US$2.6 million for the nine months ended September 30, 2025, compared to US$799 thousand for the same period in 2024. This driven by sustained growth across all revenue streams, improved gross margins, and stable operating costs. This strong profitability underscores the Company’s ability to scale effectively in the post-IPO environment while maintaining financial resilience.

Basic and diluted earnings per share (EPS) stood at US$0.20, up from US$0.07 in the prior-year period. The increase in EPS highlights Sagtec’s expanding profitability and reinforces its ability to generate sustainable shareholder value as it continues executing its growth strategy.

CASH POSITION AND CAPITAL ALLOCATION

For the nine months ended September 30, 2025, net cash generated in operating activities was US$1.9 million, compared to a net inflow of US$820 thousand in the same period of 2024. This shift was primarily due to working capital movements, including a significant increase in other receivables and prepayments, as Sagtec scaled operations to meet growing client demand. While net profit and non-cash adjustments remained strong, short-term liquidity was impacted by timing differences in receivables and payables related to ongoing expansion initiatives.

Net cash used in investing activities rose sharply to US$6.1 million in the nine months ended September 30, 2025, compared to US$1.1 million in the same period of 2024. The increase reflects Sagtec’s continued investment in strategic assets, including major upgrades to plant and equipment, as well as new software license acquisitions to support long-term scalability and product innovation.

In contrast, net cash generated from financing activities surged to US$4.5 million during the period, up from US$8 thousand a year earlier. The strong inflow was primarily driven by the successful issuance of new share capital and additional financing facilities, which were used to support infrastructure investments and balance sheet strengthening.

As a result of these movements, cash and cash equivalents increased to US$313 thousand as of September 30, 2025, compared to a deficit of US$353 thousand at the beginning of the period, reflecting a total improvement of US$666 thousand, representing a 189% improvement relative to the starting deficit. This improvement reflects Sagtec’s enhanced capital management and reinforces the company’s ability to support growth through a combination of equity and internally generated capital.

About Sagtec Global Limited

Sagtec Global Limited (NASDAQ: SAGT) is a leading total technology solutions provider specializing in AI technology, cloud-based ordering systems, and customizable software solutions. The Company drives digital transformation through a scalable SaaS model, empowering over 12,000 businesses across Southeast Asia with enhanced efficiency, automation, and market competitiveness.

For more information on the Company, please log on to https://www.sagtec-global.com/.

Contact Information:

Sagtec Global Limited Contact:

Zainab Fateema binti Mustafa

Head of Public Relations & Corporate Affairs

Telephone +6011-6217 3661

Email: info.pr@sagtec-global.com

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